

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 19, 2010

Via Facsimile (212) 259-6333 and U.S. Mail

Eric Blanchard, Esq.
Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, NY 10019

RE: Osteotech, Inc.
Revised Preliminary Proxy Statement
Filed April 16, 2010 by Heartland Advisors, Inc., et. al.
File No. 001-34612

Dear Mr. Blanchard:

We have reviewed the above-referenced filing and have the following comments.

Revised Preliminary Proxy Statement

Reasons for Our Solicitation, page 3

1.   We reissue prior comment 4 as it relates to the third bullet point.

2.   We reissue prior comments 1, 5 and 6. Please include the information you currently know in response to the prior comments.

Closing Information

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions